SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Amendment No.1

Under the Securities Exchange Act of 1934

99 Cents Only Stores
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

65440K106
(CUSIP Number)

William Ginivan, Esq.
General Counsel
FBR Capital Markets Corporation
Potomac Tower
1001 Nineteenth Street North
Arlington, VA 22209
 (703) 312-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☑.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Shares are owned by investment advisory clients of FBR Fund Advisers, Inc. a subsidiary of FBR Capital Markets Corporation and are not held directly by FBR Capital Markets Corporation.
i)	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR CAPITAL MARKETS CORPORATION N/A
ii)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
iii)	SEC USE ONLY
iv)	SOURCE OF FUNDS OO
v)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
vi)	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	vii)	SOLE VOTING POWER 0
	viii)	SHARED VOTING POWER 3,840,235
	ix)	SOLE DISPOSITIVE POWER 0
	x)	SHARED DISPOSITIVE POWER 3,840,235
xi)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840,235
xii)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
xiii)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
xiv)	TYPE OF REPORTING PERSON CO;HC

(a)	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR ASSET MANAGEMENT HOLDINGS, INC. N/A
(b)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
(c)	SEC USE ONLY
(d)	SOURCE OF FUNDS OO
(e)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(f)	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(g) SOLE VOTING POWER 0
(h) SHARED VOTING POWER 3,840,235
(i) SOLE DISPOSITIVE POWER 0
(j) SHARED DISPOSITIVE POWER 3,840,235
(k)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840,235
(l)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(m)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
(n)	TYPE OF REPORTING PERSON CO;HC

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR FUND ADVISERS, INC. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,840,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,840,235
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14	TYPE OF REPORTING PERSON IA

ITEM 1. Security and Issuer.

This Statement relates to the shares of Common Stock, No Par Value (the "Shares"), of 99 Cents Only Stores (the "Company").  The address of the Company is 4000 Union Pacific Avenue, City of Commerce, California 90023.

ITEM 2. Identity and Background.

This Amendment No.1 to the Statement is being filed by FBR Capital Markets Corporation ("Capital Markets"), a Virginia corporation; FBR Asset Management Holdings, Inc., a Virginia corporation (“Asset Management Holdings”), and FBR Fund Advisers, Inc. (“Fund Advisers”),  a Delaware corporation registered as an investment adviser with the U.S. Securities and Exchange Commission.  (Capital Markets, Asset Management Holdings and Fund Advisers are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons").  Further information regarding the identity and background of the Reporting Persons is set forth in Exhibit B which is attached hereto.

This Amendment No. 1 to the Statement on Schedule 13D heretofore filed on March 11, 2011 by the Reporting Persons is being made solely for the purpose of adding the attached Exhibit C to the filing and to reflect share ownership positions of the reporting persons.

A. Proceedings.

During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by Fund Advisers directly acting solely on behalf of its investment advisory clients.  Fund Advisers has purchased a total of 3,840,235 Shares in open-market purchases for an aggregate consideration of $38,614,338 (exclusive of brokerage commissions).  To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

ITEM 4. Purpose of Transactions.

The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Company on an ongoing basis.  As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Company and with third parties that may have an interest in the business affairs of the Company in order to monitor their investment and consider possible strategic alternatives.

In order to obtain the necessary flexibility to have such discussions with management and with relevant third parties, the Reporting Persons have, with this filing, converted their ownership reporting with respect to the Company from filings on Schedule 13G to filings on Schedule 13D.  Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Company and its Shares.  The Reporting Persons further reserve the right to add to or reduce their holdings in the Company at any time as circumstances warrant without prior notice.

ITEM 5. Interest in Securities of the Issuer.

Based on the Company’s most recent filing on Form 10Q for the quarterly period ended December 25, 2010, there were 70,075,309 Shares outstanding.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) Capital Markets:
3,840,235	Shared Voting and Shared Dispositive Power (1)	5.48%

(B) Asset Management Holdings:
3,840,235	Shared Voting and Shared Dispositive Power (2)	5.48%

(C) Fund Advisers:
3,840,235	Shared Voting and Shared Dispositive Power (3)	5.48%
____________________

(1)
Such Shares are owned by investment advisory clients of Fund Advisers.  Because Capital Markets is the indirect parent of Fund Advisers, Capital Markets could therefore be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(2)
Such Shares are owned by investment advisory clients of Fund Advisers.  Because Asset Management Holdings is the direct corporate parent of Fund Advisers, Asset Management Holdings could therefore be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Such Shares are owned by investment advisory clients of Fund Advisers.  By reason of its investment advisory relationship with such clients, Fund Advisers is deemed to have shared voting and shared dispositive power over such Shares.  The economic interest in such Shares is held by such clients which include FBR Focus Fund, a series of The FBR Funds, an investment company advised by Fund Advisers, which holds in excess of 5% of the Shares.

TRANSACTIONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following:

the purchase of 30,000 shares by Fund Advisers at $16.81 per share on March 15, 2011.

ITEM 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

None.

ITEM 7. Materials Filed as Exhibits.

The following exhibits are attached hereto:

Exhibit A -	Joint Filing Agreement of the Reporting Persons

Exhibit B- Executive Officers and Directors of the Reporting Persons

Exhibit C- Letter to the Board of Directors of the Company dated April 8, 2011

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13D.

FBR CAPITAL MARKETS CORPORATION*

Date:  April 8, 2011                                                                By:  /s/ Ann Marie Pulsch
Name:  Ann Marie Pulsch
Title:    Corporate Secretary

FBR ASSET MANAGEMENT HOLDINGS, INC.*

Date:  April 8, 2011                                                                By: /s/ Ann Marie Pulsch
Name: Ann Marie Pulsch
Title:   Corporate Secretary

FBR FUND ADVISERS, INC.*

Date:  April 8, 2011                                                                By: /s/  Kimberly Bradshaw
Name:  Kimberly Bradshaw
Title:  Corporate Secretary

* The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT A

JOINT FILING AGREEMENT AMONG
FBR CAPITAL MARKETS CORPORATION, FBR ASSET MANAGEMENT HOLDINGS, INC. AND
FBR FUND ADVISERS, INC.

Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

NOW, THEREFORE, the parties hereto agree as follows:

FBR Capital Markets Corporation, FBR Asset Management Holdings, Inc. and FBR Fund Advisers, Inc. do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file an amended statement on Schedule 13D relating to their ownership of the Common Stock, no par value, of 99 Cents Only Stores, and do hereby further agree that said statement shall be filed on behalf of each of them.

FBR CAPITAL MARKETS CORPORATION*

Date:  April 8, 2011                                                                By: /s/ Ann Marie Pulsch
Name: Ann Marie Pulsch
Title:   Asst. Corporate Secretary

FBR ASSET MANAGEMENT HOLDINGS, INC.*

Date:  April 8, 2011                                                                By: /s/  Ann Marie Pulsch
Name:  Ann Marie Pulsch
Title:    Corporate Secretary

FBR FUND ADVISERS, INC.*

Date:  April 8, 2011                                                                By: /s/  Kimberly Bradshaw
Name:  Kimberly Bradshaw
Title:    Corporate Secretary

*  The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT B

OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

A.  FBR CAPITAL MARKETS CORPORATION

Capital Markets is a financial services holding company organized under the laws of the Commonwealth of Virginia.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Capital Markets are:

Name                                                                Title

Richard J. Hendrix                                           President and Chief Executive Officer
Bradley J. Wright                                           Executive Vice President, Chief Financial Officer and Treasurer
William J. Ginivan                                           Executive Vice President and General Counsel
Robert J. Kiernan                                           Senior Vice President, Controller and Chief Accounting Officer
Ann Marie Pulsch                                           Corporate Secretary
Gavin A. Beske                                           Assistant Secretary
Peter R. Geraghty                                           Assistant Secretary
J. Tara Holubar                                           Assistant Secretary

The directors of Capital Markets are:

Name                                                                Occupation

Eric F. Billings                                           Chairman of the Board; Senior Managing Partner of BillingsCapital Management
Richard J. Hendrix                                           President and Chief Executive of Capital Markets
Thomas J. Hynes, Jr.                                           Chairman and Chief Executive Officer of Colliers, Meredith &Grew, a commercial real estate services firm
Adam J. Klein                                           Vice President of Crestview Partners Advisors, LLC, a privateequity firm
Richard A. Kraemer                                           Retired banking and financial services industry executive
Ralph S. Michael III                                           Retired insurance and financial services industry executive
Thomas S. Murphy, Jr.                                           Managing Director of Crestview Partners Advisors, LLC, aprivate equity firm
Arthur J. Reimers                                           Independent investor and business consultant

B.  FBR ASSET MANAGEMENT HOLDINGS

Asset Management Holdings is an entity organized under the laws of the Commonwealth of Virginia.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Asset Management Holdings are:

Name                                                                Title

Richard J. Hendrix                                           Chief Executive Officer
Bradley J. Wright                                           Executive Vice President, Chief Financial Officer and Treasurer
William J. Ginivan                                           Executive Vice President and General Counsel
Mark E. Wolfe                                           Chief Compliance Officer
Robert J. Kiernan                                           Senior Vice President and Chief Accounting Officer
Russell M. Parker                                           Chief Marketing and Distribution Officer
Ann Marie Pulsch                                           Corporate Secretary
Gavin A. Beske                                           Assistant Secretary
Peter R. Geraghty                                           Assistant Secretary
J. Tara Holubar                                           Assistant Secretary

The directors of Asset Management Holdings are:

Name                                                                Occupation

Richard J. Hendrix                                           President and Chief Executive Officer of Capital Markets
Bradley J. Wright                                           Executive Vice President, Chief Financial Officer and Treasurerof Capital Markets
William J. Ginivan                                           Executive Vice President and General Counsel of CapitalMarkets

C.  FBR FUND ADVISERS

Fund Advisers is an entity organized under the laws of the State of Delaware.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Fund Advisers are:

Name                                                                Title

David H. Ellison                                           President and Chief Executive Officer
Bradley J. Wright                                           Chief Operating Officer and Chief Financial Officer
Robert J. Kiernan                                           Senior Vice President and Chief Accounting Officer
Winsor H. Aylesworth                                           Treasurer
Mark E. Wolfe                                           Chief Compliance Officer
Robert Dean                                           Senior Vice President
William B. Sanders III                                           Senior Vice President and Assistant Secretary
Kimberly J. Bradshaw                                           Corporate Secretary

The directors of Fund Advisers are:

Name                                                                Occupation

David H. Ellison                                           President and Chief Executive Officer of Fund Advisers
Winsor H. Aylesworth                                           Treasurer of Fund Advisers

EXHIBIT C

FBR Fund Advisers, Inc.
1001 Nineteenth Street North, 9th Floor
Arlington, VA 22209

April 8, 2011

Board of Directors
99 Cents Only Stores
4000 Union Pacific Avenue
City of Commerce, CA 90023

Gentlemen:

FBR Fund Advisers, Inc.(“Fund Advisers”) is the investment adviser for the FBR Focus Fund, a public mutual fund owning more than 3.8 million shares of 99 Cents Only Stores, Inc. (“NDN” or the “Company”), or approximately 5.4% of the Company’s outstanding common stock.
Fund Advisers is a subsidiary of FBR Capital Markets Corporation (“Capital Markets”).  On March 11, 2011, Fund Advisers and Capital Markets, together with their affiliate FBR Asset Management Holdings, jointly filed a Schedule 13D with respect to NDN.  The shares of common stock of NDN discussed herein are held exclusively by mutual fund clients of Fund Advisers and are not held by Capital Markets.  This letter is being submitted to the Board of Directors of NDN by the portfolio managers of the FBR Focus Fund on behalf of the shareholders of the Fund.

We are an independent investor with no ties to NDN’s management or the NDN Board of Directors, and as such we are interested only in maximizing the value of our fund shareholders’ investment.  Our ownership position makes us the largest unaffiliated investor in the Company.  Further, we are a long-term investor in NDN, as we have held shares in the Company since 2004.

We are writing to state our opposition to the proposed management buyout at $19.09 per share presented to the Company by the Schiffer / Gold Family in conjunction with Leonard Green & Partners, L.P. (the “MBO Proposal”).  We are not opposed to a sale of NDN; rather, we are writing to express our concern about the transaction process and to ensure that the Special Committee’s process achieves full value for the Company’s shareholders in connection with any sale.  The reason for our opposition to the MBO Proposal is simple: as evidenced below, we believe the Company’s value to be substantially in excess of $19.09 per share.

The initial press release from the Company announcing receipt of the MBO Proposal indicated a plan to create a Special Committee of independent directors to consider how to respond to the MBO Proposal.  Because we have not seen any subsequent releases announcing the creation of a Special Committee or disclosing any procedures in response to the MBO Proposal, we believe that this process is still in its initial stages.  To state what should be obvious, the Special Committee should be comprised entirely of directors who are fully independent of the Schiffer / Gold Family and Leonard Green & Partners.  We believe that, in accordance with best governance practices, the test for “independence” in these circumstances is quite broad and contextual, and directors who have a close personal relationship to any members of the Schiffer / Gold Family and/or persons affiliated with Leonard Green & Partners should not serve on the Special Committee.  All members of the Special Committee should be independent in fact and appearance, and not just technically “independent”.

Equally as important as the composition of the Special Committee is the scope of its authority.  In this regard we believe it is critical that the Special Committee have the authority to explore all potential transactions, and not be limited to simply negotiating the terms of the MBO Proposal.  We think it important that the Special Committee be specifically authorized to contact other potential strategic and financial bidders prior to entering into any agreement so that the value of the Company in any sale can be maximized.  In our experience we believe that so-called “go-shop” clauses permitting the solicitation of offers after a deal is signed are no substitute for a robust auction process prior to entering into any agreement.  To the contrary, we believe that in light of the MBO Proposal the Special Committee should explore the full range of available strategic alternatives, including soliciting indications of interest from possible strategic acquirers and other private equity firms, or even a leveraged recapitalization, prior to entering into any agreement.  In addition, we believe the Special Committee should have the authority to reject the MBO Proposal if it does not deem it in the best interest of stockholders.  Only through these efforts can the Special Committee achieve the highest value reasonably available for the Company’s stockholders.

Another important step in the process is retaining expert, independent advisers to assist the Special Committee in its deliberations, including helping the Special Committee formulate a robust sales process.  Given the size of this transaction we believe that the Special Committee should have no problem retaining top tier, independent advisers experienced in transactions of this size and complexity.  While we do not presume to recommend any particular investment bank or law firm, we do expect that the Special Committee will ensure that the firms selected have no prior relationship with either Leonard Green & Partners or the Schiffer / Gold Family.  Independent advisers are critical to a good process, and the best governance practices require advisers who do not have relationships with anyone in the proposed MBO group.  Further, we expect that as part of any engagement all the advisers to the Special Committee should agree that they will not participate in, or support, any particular bid or offer.

Once the Special Committee is established with the appropriate charter and advisers, its first task should be to look at the Company’s intrinsic value on a stand-alone basis.  We have conducted considerable analyses on this issue, and of course we consider assessing the long-term value of a company our business expertise.  Our analysis, which is based purely on public information, shows value considerably in excess of the $19.09, which is the reason for our strong opposition to the MBO Proposal.   Our analysis is based upon a number of factors, including the following:

1.
Significant Potential For Margin Expansion – NDN consistently earned 13% to 15% operating margins from the time it went public in 1996 until management mistakes led to a margin collapse in the mid-2000s.  Over the last several years NDN management has implemented the first half of what they call their “Profit Improvement Plan”.  Under this Plan, operating margins have improved from (0.5%) in fiscal 2008, to 1.0% in fiscal 2009, to 6.9% in fiscal 2010, and to 8.2% in the most recent twelve month reporting period.  Implementation of the second half of the Profit Improvement Plan is now underway.  Unfortunately management (including the Schiffer / Gold Family) has not disclosed to outside shareholders their margin projections for the next several years, but they have discussed their excitement about the potential impact of pending store labor, distribution, information systems, and product sourcing initiatives.  We note that NDN has materially higher sales per square foot and store network density than any of its publicly traded dollar store peers.  In the past this translated into best in class operating margins, and with current and pending operating initiatives, it could reasonably be expected to produce best in class results again.

2.
Untapped Real Estate Value – As of the Company’s most recent 10-Q filing, it owned $257 million of land, buildings, and building improvements at historical cost, gross of depreciation.  This balance includes approximately 62 owned retail stores (NDN stores avg. about 21,300 sq. ft.), an 880,000 sq. ft. distribution / office building near Los Angeles in City of Commerce, CA, a 741,000 sq. ft. distribution / office building near Houston in Katy, TX, and various satellite warehouses around metro L.A.

Presumably the Schiffer / Gold Family has a good understanding of the value of this real estate, but outside shareholders do not have the benefit of recent market value appraisals.  Our observation is that most of these assets were purchased opportunistically – and many were acquired more than a decade ago – which suggests that there has been significant appreciation over historical cost.

Not only does this real estate appear to be significantly more valuable than reported on the balance sheet, but it could be more efficiently financed with low cost mortgage debt and/or key assets sold or restructured to produce cash for shareholders. The Company, to date, has not pulled the levers to harvest this cash, but the shareholders should be fairly compensated if the opportunity is transferred to a new owner.  In this regard, we share the following observations about some key assets:

a.
The Katy, Texas distribution complex was purchased from Albertson’s in 2003 for $23 million.  Management has estimated that Albertson’s spent about $80 million on the facility.  This is a 741,000 sq ft property put in service in 1996 with a full racking and conveyer system, 220,000 sq ft of refrigerated / freezer capacity, and convenient access to Houston.  When purchased, the facility was expected to service about 175 NDN stores.  Today it is servicing 34 NDN stores, or just 20% of its intended capacity.  Several attempts have been made to sublet the excess space, with an undisclosed result.  This facility is grossly underutilized by NDN stores and is ripe for outright sale with NDN leasing more appropriate space elsewhere.

b.
The City of Commerce distribution center was purchased in 2000 for $10.5 million using an option to purchase secured in 1993.  This is an 880,000 sq ft building in the center of metro L.A. with direct access to a rail spur.  Loopnet shows large footprint metro L.A. warehouse space sold / listed for sale for $60 to $80 per foot implying a $53 to $70 million potential value for NDN’s property.  Management comments on earnings calls have alluded to rationalizing distribution in metro L.A., but management has not articulated details of their plan for outside shareholders.  According to a March 22, 2011, L.A. Times article, NDN has signed a new lease on a nearby 622,216 sq. ft. distribution facility, so the rationalization appears underway.  Any sale of the main Commerce facility, or other owned warehouse assets in metro L.A., would enable significant capital withdrawal from the business.

c.
NDN has a warehouse in Eagan, Minnesota, 924 miles away from NDN’s nearest retail store in Dallas, Texas.  This warehouse was acquired March 28, 2000, for $7.0 million.  It appears to have a book value of $7.3 million today.  This property is “held for sale”, and management anticipates a sale price in excess of the book value.

3.
Untapped Pricing Power – NDN has implemented two important pricing actions.  First, in October of 2007 the Company moved to flexible pricing so that products could be sold in increments other than $0.99 (i.e. $0.89, $0.79, $0.69…).  This enabled select price increases by offering, for example, one unit for $0.59 rather than two units for $0.99.  And second, in September of 2008, the Company changed its standard unit pricing to $0.9999 from $0.9900.  These pricing actions have provided a significant profit boost with virtually no discernable negative impact on customer demand.

The Company has disclosed that it is now exploring two additional important price actions: selling certain staple items for more than $0.9999 (i.e. gallons of milk, eggs), and selling certain commodity items by weight rather than unit (i.e. rice for $0.99 per pound, tomatoes for $0.79 per pound).  While these actions will impact a limited number of items, these items have among the highest sales velocity in the store.  And the Company should have additional pricing actions it can take beyond these two pending initiatives.

Price increases can be very powerful, yielding an almost 100% flow through to pretax profits.  To illustrate, our analysis indicates that the pricing change to $0.9999 from $0.9900 (about a 1% price increase) may have created $13 million in pretax profits on NDN’s $1.3 billion of sales.  At a valuation multiple of 8.5x EV to EBITDA, this created about $110 million of shareholder value, or $1.55 per NDN share.

Our observation – after making dozens of NDN store visits and speaking with customers – is that NDN customers like the novelty of the $0.99 price point, but the Company has achieved sustained success not because of the price point, but rather because it delivers excellent value to the customer.  Note that NDN has sales per salable sq. ft. of $289, more than 30% higher than the next closest public dollar store competitors (Dollar General at $201, and Dollarama at $221 [converted to U.S. Dollars at 0.96 CAD/USD exchange rate]).  We believe that this materially higher sales per sq. ft. and customers’ ready acceptance of NDN’s recent pricing actions indicate that NDN has further pricing power that can be prudently tapped to create significant shareholder value while still delivering excellent value to the customer.

4.
Growth Inflection – NDN is a regional operator today with stores in California, Arizona, Nevada, and Texas.  The Company has infill opportunities in these four states and almost open-ended potential for geographic expansion beyond.  Management has shared its view that the store concept is portable to other high density population areas, and that the current operating systems and process improvements are laying the foundation for store growth and expansion.  We concur with management’s view on this issue.  After years of internal focus, the company now appears to be at an inflection point: store unit growth was 3% in fiscal 2011, and Company guidance is for 6% store unit growth in fiscal 2012.  Management has indicated that store growth will remain restrained through the end of fiscal 2012, so we can reasonably conclude that store growth will accelerate further in 2013.  The Company once sustained a high store growth rate and received a high valuation multiple to match.  With a modest valuation multiple today, and store growth accelerating, the shareholders of NDN have the potential for the return of a premium valuation, and the significant shareholder value creation that would come with it.

Family Dollar Precedent

Family Dollar received a buyout proposal from Trian Group on February 15, 2011, at a proposed price of $55 to $60 per share, valuing the business at that time at an EV to EBITDA multiple of 8.5 to 9.3 times Wall Street analysts’ consensus EBITDA estimates for the next year.  The Family Dollar Board reviewed the buyout proposal, and unanimously rejected it, concluding that it “substantially undervalues the company”.

If Family Dollar’s 8.5x to 9.3x valuation metric is applied to NDN, it implies a buyout price of approximately $21.75 to $23.50 per NDN share.  We believe that such a proposal also “substantially undervalues” NDN, yet note that it is also significantly above the $19.09 MBO Proposal.  While we recognize that each business is unique, there are substantial similarities between NDN and Family Dollar (and many reasons, some cited above, why NDN should receive a higher valuation multiple), and certainly the Family Dollar Board’s rejection of Trian’s proposal is an important valuation comparable.  As a result, we believe that the Special Committee could not justify accepting an offer below this $21.75 to $23.50 price range, and has the opportunity, assuming it runs an appropriate process, to achieve a price significantly above this range.

We appreciate the opportunity to share our analyses with the Board, and are available to the Board or the Special Committee to discuss these issues in more detail.

Respectfully,

The FBR Focus Fund Portfolio Managers:
Brian Macauley, CFA
David Rainey, CFA
Ira Rothberg, CFA

Cc:           David J. Berger,
Wilson Sonsini Goodrich & Rosati